EXHIBIT 99.1
                                                                    ------------



                                                               [GRAPHIC OMITTED]
                                          [LOGO - COMPTON PETROLEUM CORPORATION]


NEWS RELEASE


FOR IMMEDIATE RELEASE                                             MARCH 17, 2003


                         COMPTON ANNOUNCES 2002 RESULTS

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (CMT: TSE 300 & TSE Mid-Cap indexes) is pleased to announce its financial and operating results for the quarter and year ended December 31, 2002.

HIGHLIGHTS: GROWTH THROUGH EXPLORATION

     o   F & D costs                    $5.35/boe established, $7.92/boe proven
     o   Total established reserves     104 million boe's, up 24%, 80% gas
     o   Hooker, established reserves   243 bcfe, up 51%
     o   Drilling results               90% success rate
     o   Production replacement         3.2 times
     o   Production                     Increased 7% to 25,137 boe per day
     o   Cash flow                      $96.5 million in 2002
     o   Net asset value                $6.48 per share

DRILLING RESULTS

Compton's exploration and development activities produced very good results during 2002. The Company's 87 well drilling program achieved an overall success rate of 90% from internally generated prospects and resulted in strong reserve growth. Of the total wells drilled, 35% were exploratory and 65% were development wells.

RESERVE GROWTH

The Company's total established reserves at December 31, 2002 increased 19.8 million boe to 103.5 million boe, from 83.7 million boe at December 31, 2001; a year over year increase of 24%. Natural gas reserves, which comprise 80% of established reserves, increased 24% to 497.5 bcf at December 31, 2002 from 401.0 bcf the year before. Seventy nine percent of the Company's reserves are classified as proven with only 7% of these being proven undeveloped.

Proven reserves comprise 79% of total established reserves and increased 14.5% over the prior year. Probable reserves, on a 50% risked basis, comprise 21% of established reserves and increased 9.4 million boe, a 79% increase over the prior year. This increase reflects the growth opportunities in the Company's large prospect and land inventory.

FINDING AND DEVELOPMENT COSTS

Compton's 2002 F&D costs are among the best in the industry. Reserve additions for 2002 were achieved at an all-in finding and development cost of $7.92 per boe on a proven basis and $5.35 per boe established. On a five year average, which is more reflective of full-cycle exploration, finding and development costs are $7.59 per boe proven and $6.30 per boe established.

STRATEGIC ACQUISITIONS, UNDEVELOPED LAND AND FACILITIES

During the fourth quarter of 2002, the Company completed two strategic undeveloped land and facility acquisitions.

At Callum, immediately south and west of Hooker, the Company acquired a 50% working interest and operatorship of a 30 mmcf per day gas plant, 95 sections of contiguous undeveloped lands and 1,911 mboe of established, deep tight gas reserves. The gas plant has 28 mmcf per day of unutilized capacity. This provides a processing alternative for production from Aphrodite when it comes on-stream as the Mazeppa Plant is operating at capacity. The undeveloped acreage is prospective for deep tight gas targets and is an expansion of Compton's core area in Southern Alberta.

At Niton, in west Central Alberta, Compton expanded its land position through a swap for 100 sections of high working interest lands for non-operated minor working interests in the southern Peace River Arch. The Niton lands contain primarily multi-zone gas targets.

POSITIONED FOR THE FUTURE

2002 has positioned Compton for the future. The Company has significantly added to an already strong reserve and production base concentrated in core areas, increased its understanding of these areas, and enhanced its expertise in exploring for and developing deep tight gas targets. Additionally, the Company has continued to add to its large, concentrated and very prospective land base.

Early in 2002 Compton completed a senior subordinated note issue for US$165 million, the proceeds of which were used to repay its senior syndicated bank debt. As a result, the Company has available significant unutilized credit facilities providing financial flexibility to pursue strategic acquisition opportunities should they arise.

Commencing in the fourth quarter of 2002, commodity prices strengthened considerably. The outlook for commodity prices, particularly natural gas, remains strong into the foreseeable future.

Gas processing facilities in Southern Alberta at Mazeppa and Gladys are currently operating at maximum capacity and will limit production growth principally during the first half of 2003. Work is underway to resolve the constraints and is expected to be completed during the second half of the year.

With the resolution of temporary processing constraints, Compton will be well positioned for continued sustainable long-term growth from internally generated prospects and will continue to create long term value for its shareholders.

2003 MARKET GUIDANCE

Compton is projecting a 10% increase in 2003 production over 2002 based upon a 142 net well drilling program and capital expenditures of $171 million, giving effect to the assumptions noted below. Average annual production growth in 2003 will be limited due to temporary facility constraints.


2003 ESTIMATES
         Production
            Natural gas, mmcf/d                      130
            Oil and NGL's, bbl's/d                 6,500
            BOE/d                                 28,000

         Cash flow - $000's                     $175,000
         Cash flow per share - diluted             $1.42
         Capital Expenditures - $000's          $171,000
         Wells drilled, net                          142

         Pricing
            Natural gas  ($US/mcf)   NYMEX         $4.35
                         ($Cdn./mcf) Corporate     $5.45
            Crude oil  ($US/bbl ) - WTI           $24.85
                         ($Cdn./bbl) - Corporate  $34.85
         Exchange    ($Cdn. = $US)                  0.65



2002 FINANCIAL SUMMARY

                                             THREE MONTHS ENDED DEC. 31                    YEAR ENDED DEC. 31
                                             --------------------------                    ------------------
                                                                           %                                    %
($000's, except per share amounts)               2002         2001     CHANGE         2002         2001     CHANGE
                                                 ----         ----     ------         ----         ----     ------
Gross revenue                                   72,332      43,431      67          219,787     244,970     (10)
Cash flow from operations                       34,753      19,148      81           96,518     128,334     (25)
  Per share  - basic                              0.31        0.17      82             0.85        1.17     (27)
                   - diluted                      0.29        0.16      81             0.82        1.12     (27)
Net earnings                                     2,853       2,267      26           18,798      55,636     (66)
  Per share  - basic                              0.03        0.02      50             0.17        0.51     (67)
                   - diluted                      0.02        0.02      0              0.16        0.48     (67)

Capital expenditures                                                                155,108     190,467     (19)
Corporate debt, net                                                                 268,495     208,299      29
Shareholders' equity                                                                245,799     217,860      13
Weighted averages shares (000s)
                   - basic                                                          113,428     109,881      3
                   - diluted                                                        118,000     114,844      3

OPERATING SUMMARY                            THREE MONTHS ENDED DEC 31                      YEARS ENDED DEC 31
                                             -------------------------                      ------------------
(6:1 boe conversion)                                                   %                                     %
                                                 2002         2001     CHANGE          2002         2001     CHANGE
                                                 ----         ----     ------          ----         ----     ------
Average daily production :
   Natural gas (mmcf/d)                           121.1       109.4      11             111.8       101.1      11
   Liquids (light oil & ngl's) (bbls/d)           6,390       7,094     (10)            6,503       6,546      (1)
   Total oil equivalent (boe/d)                  26,567      25,331      5             25,137      23,404       7
Average pricing :
   Natural gas ($/mcf)                             4.80        2.94      63              3.67        4.77     (23)
   Liquids ($/bbl)                                32.19       21.23      52             29.43       28.83       2
   Total oil equivalent ($/boe)                   29.59       18.64      59             23.95       28.68     (16)
Field operating netback ($/boe)                   18.27        9.83      86             13.82       17.42     (21)
Cash flow netback ($/boe)                         14.22        8.22      73             10.39       15.02     (31)

Undeveloped land :
   Gross acres                                                                      1,042,923     962,259       8
   Net acres                                                                          742,465     700,695       6
   Average working interest                                                               71%         73%
Reserves :
   Proven oil equivalent (mboe)                                                        82,156      71,754      14
   Established oil equivalent (mboe)                                                  103,500      83,675      24
Finding & development costs :
   Proven ($/boe)                                                                        7.92        9.88     (20)
   Established ($/boe)                                                                   5.35        9.90     (46)
Recycle ratio :
   Proven                                                                                 1.3         1.5     (13)
   Established                                                                            1.9         1.5      27
Reserve replacement :
   Proven                                                                                 2.0         2.3      13
   Established                                                                            3.2         2.3      39
Reserve life index (years) :
  Total proven                                                                            8.9         7.8      14
   Established                                                                           11.2         9.1      23


2002 OPERATIONS REVIEW

DRILLING SUMMARY

In 2002, Compton drilled a total of 87 gross wells, with an all-in, proven finding and development cost of $7.92 per boe. Compton's 2002 drilling program achieved an overall success rate of 90%. Of the 87 wells drilled, 30 were classified as exploratory wells and 57 as development wells.

Compton's 2002 drilling results are summarized below:

AREA                    GAS          OIL           D&A          TOTAL           NET         SUCCESS
-------------------------------------------------------------------------------------------------------
Southern Alberta        51            0             7             58             46           88%
Central Alberta         3             2             1              6             4            83%
Peace River Arch        10            12            1             23             14           96%
-------------------------------------------------------------------------------------------------------

TOTAL                   64            14            9             87             64           90%
=======================================================================================================

SOUTHERN ALBERTA

Southern Alberta continues to be Compton's major area of focus. The area provides Compton with exploration, development and exploitation opportunities targeting multiple gas bearing horizons. In addition to the Company's deep Basal Quartz play at Hooker, Compton has developed and is pursuing Belly River, Glauconite, Viking and Mississippian plays.

At Hooker, Compton continues to explore and develop this Deep Basin gas play. During the fourth quarter, the Company drilled 5 successful Basal Quartz gas wells. In 2002, the Company drilled a total of 25 wells on the Hooker trend, resulting in 22 successful gas wells.

The Company's success in Southern Alberta has resulted in processing and gathering facilities currently operating at maximum capacity. Operational constraints were experienced at the Mazeppa plant due to the plant never having operated at maximum capacity prior to the fourth quarter of 2002 and the high liquid content of gas from Hooker. This resulted in the plant being down for a number of days at various times during the quarter. These problems, which for the most part have been resolved, reduced fourth quarter production by approximately 350 boe per day.

Compton is actively pursuing expansion of the plant by adding an additional 30 mmcf per day capacity by the third quarter of 2003. Additional plans are underway to offload Brant production to an alternative sales pipeline by the end of the second quarter in 2003, adding 15 mmcf per day capacity.

In 2002, Compton's activities in the area progressed from highly exploratory into more developmental as a result of its drilling sucess. The Company drilled 10 in-fill locations in the heart of the Hooker play and achieved excellent results with these wells outperforming offsetting well locations. Additionally, the first production from an uphole zone, the Belly River Formation, came on line in the fourth quarter.

Compton continued to add to its undeveloped land based in 2002 and now has over 1000 sections of high working interest lands in the area. The Company estimates a minimum of five years of drilling opportunities exist in the area at current levels of activity.

At the north end of the play, the first horizontal well was drilled into the Basal Quartz Sandstone with successful results. At Aphrodite, fifteen kilometres to the south of Hooker, two deep exploratory wells were drilled in 2002 to continue the evaluation of the Hooker trend. These two wells were cased and will be completed early in 2003.

At year-end 2002, established reserves at Hooker were 243 bcfe, a 51% increase from 2001. The Company has developed approximately 33% of the Basal Quartz trend to date and will continue its exploration and development program throughout 2003 and beyond.

In the Gladys/Brant/Medallion areas, the Company drilled 26 wells on multi Belly River zones, with a 96% success rate. Fourteen successful wells were drilled in the fourth quarter, and the Company had 15 wells awaiting tie-in at year end. During the year, a total of 24 wells were tied-in bringing production to approximately 15 mmcf per day from the Belly River formation. Additionally, the area has significant potential in the Cretaceous sands which will also be actively pursued in 2003. With its large land base of 150 undeveloped sections and extensive operated infrastructure, the Company is well positioned to continue to expand this program.

At Okotoks, an application has been made for the licensing of four extended-reach horizontal wells in the Okotoks Wabamun `B" pool. This project, scheduled for late 2003 to coincide with facilities expansion, is designed to accelerate depletion of the pool which is currently producing with minimal decline.

In the fourth quarter, the Company purchased a 50% interest in a 30 mmcf per day gas processing plant (28 mmcf per day current unutilized capacity) together with 1,911 mboe of established reserves, 1 mmcfe per day of net production and a 50% interest in 95 contiguous sections of undeveloped lands in the Callum area of southern Alberta. The gas plant and lands are immediately west and south of Compton's developing deep, tight gas play at Hooker/Aphrodite. The acquisition is consistent with Compton's strategy of expansion in its core areas. The Company intends to build a pipeline from Aphrodite to the Callum plant by the fourth quarter, 2003.

At Tsuu T'ina, in the Foothills, the Company drilled 2 deep tests that are currently being evaluated.

CENTRAL ALBERTA

The Company continued to expand in Central Alberta, acquiring a 75% average working interest in 100 sections of land in the Niton area, together with a 100% working interest in a 10 mmcf per day processing facility. The acquisition included a swap of non-operated minor properties in the Peace River Arch. A number of workovers have been identified and a number of drilling opportunities targeting multi-zone gas and oil horizons recognized on the undeveloped lands. Since year end, the Company has added additional acreage and plans 11 wells during 2003.

The Company continued to optimize light oil production from the Bigoray area. With minimal capital expenditures, Bigoray provides strong cash flow to fund Compton's many exploration opportunities.

PEACE RIVER ARCH

2002 was an active year in the Arch for the Company with 14 net wells drilled at a 96% success rate. At Worsley, during the third quarter, three wells drilled in the second quarter were brought on production at initial rates exceeding 100 boe per day per well. As a follow-up, Compton drilled three wells in the fourth quarter. The pilot waterflood program initiated in June shows good promise.

At Cecil, a water-flood application in the "O" pool was approved and injection commenced in December. Two successful oil wells were drilled at Cecil during the fourth quarter. Elsewhere on the Arch, the Company drilled 1 successful exploratory well.

RESERVES

Compton's proven reserves increased 14.5% to 82.2 million boe at December 31, 2002 from 71.8 million boe at December 31, 2001. Total proven reserves comprise 79% of the Company's established reserves at December 31, 2002, as compared to 86% at the end of 2001. As a result of successful development activities, proven undeveloped reserves were moved to the proven producing and non-producing categories and decreased approximately 2.2 million boe. Proved undeveloped reserves now comprise only 7% of total proven reserves at December 31, 2002, as compared to 11% of proven reserves at December 31, 2001. Overall, natural gas comprises 82% of the Company's proven reserves (80% of established). On a 10% discounted cash flow basis, the established value of reserves increased 35% to $908.3 million at December 31, 2002 from $672.3 million at December 31, 2001.

The Company's reserves were evaluated by independent petroleum engineering consultants, Outtrim Szabo and Associates Ltd. and were reviewed by an independent Committee of Compton's Board of Directors. A summary of the report is presented below:


                                                               DECEMBER 31, 2002
                                       -------------------------------------------------------------------
                                          Natural        Crude Oil       Total Oil
                                            Gas           & NGLs        Equivalent           10% DCF
RESERVES                                    Bcf            mbbls        mboe (6:1)           ($000s)
--------                               -------------- ---------------- --------------    -----------------
   Proven
      Producing                                  289           10,934         59,102              531,947
      Non-producing                               86            2,862         17,259              173,467
      Undeveloped                                 27            1,356          5,795               61,737
                                       -------------------------------------------------------------------
   Total Proven                                  402           15,152         82,156              767,151
      Risked probable                             95            5,441         21,345              141,139
                                       -------------------------------------------------------------------
   Established                                   497           20,593        103,501              908,290
                                       ===================================================================


The value of oil and gas reserves is based upon commodity price assumptions as at January 1, 2003 and reflect a per barrel oil price (Edmonton Light) of $39.73 (WTI; US$26.00) for 2003, decreasing to $32.88 (WTI; US$21.00) in 2005, and then escalating to $37.59 (WTI; US$24.74) in 2014, and 1.5% thereafter. Natural gas pricing is based upon an Alberta spot price of $5.66 per mcf in 2003, declining to $4.63 in 2005 and then escalating to $5.13 in 2014 and 1.5% thereafter.

CAPITAL EXPENDITURES

Capital expenditures for 2002 totaled $155.1 million. 2002 capital expenditures are summarized below:

                                                       2002                                2001
                                           ------------------------------     -------------------------------
                                              ($000S)            %               ($000s)            %
                                           ------------------------------     -------------------------------
Land and seismic                                   29,096             19              25,883              14
Drilling and completions                           75,369             48              84,658              44
Facilities                                         21,714             14              27,643              15
Acquisitions, net                                  28,929             19              22,614              12
                                           ------------------------------     -------------------------------
Sub-total                                         155,108            100             160,798              84
Corporate acquisitions                                  0              0              29,669              16
                                           ------------------------------     -------------------------------
Total                                             155,108            100             190,467             100
                                           ==============================     ===============================


FINDING & DEVELOPMENT COSTS
(6:1 basis)
                                              THREE              FIVE
$ per boe                       2002       YEAR AVERAGE      YEAR AVERAGE
                                ----       ------------      ------------

Proven                          7.92           8.84              7.59
Established                     5.35           7.15              6.30

UNDEVELOPED LAND

During 2002, Compton continued to expand its land base within its core operating areas. Undeveloped land increased 6% to 742,465 net (1,042,923 gross) acres, from 700,695 net (962,259 gross) acres in 2001. The Company has an average 71% working interest in this large land base, sufficient to generate a minimum of five years of drilling prospects.

NET ASSET VALUE

With increased commodity prices at year-end 2002, the Company has calculated a net asset value as at December 31, 2002 of $6.48 per common share, based upon established reserves (escalated dollar pricing) discounted at 10%. 2002 established reserves increased by 24% contributing to an increase of 33% in net asset value.

NET ASSET VALUE ($ MILLION, EXCEPT PER SHARE AMOUNTS)       2002        2001
-----------------------------------------------------    ----------   --------

Oil and gas reserves, established, 10% DCF                  $908.3     $672.3
Undeveloped land and seismic                                 110.0      100.7
Other                                                          3.6        2.8
                                                          ---------   --------
                                                           1,021.9      775.8
Corporate debt, net                                          268.5      208.3
                                                          ---------   --------
Net asset value                                             $753.4     $567.5

Net asset value per share, issued and outstanding            $6.48      $5.02
                                                         ==========   ========

FINANCIAL REVIEW

PRODUCTION / REVENUE

Production increased 7% in 2002 to 25,137 boe per day compared to 23,404 boe per day in 2001. However, lower realized prices resulted in decreased revenue in 2002. The Company's 2002 average price per boe was $23.95 compared to an average price of $28.68 per boe realized in 2001.

During the fourth quarter of 2002, commodity prices recovered from the lower levels experienced earlier in the year. Compton realized $219.8 million in petroleum and natural gas revenue, a decrease of 10% from the $245.0 million generated during previous year. In the fourth quarter of 2002, the Company realized revenue of $72.3 million, an increase of 67% from the fourth quarter of 2001 and a 42% increase from the $50.9 million of revenue earned in the third quarter of 2002. The increase in fourth quarter revenue resulted from a 7% increase in fourth quarter 2002 production, in addition to higher realized commodity prices. The Company's average fourth quarter price for natural gas was 63% higher than in 2001 and the liquids price increased 52% from the fourth quarter of 2001.

The Company markets a portion of its natural gas through aggregator gas marketing contracts. Approximately 40% of the Company's natural gas production in the first three quarters of 2002 was committed to aggregators and approximately 18% in the last quarter. The average aggregator price realized was approximately $0.94 per mcf less than the non-aggregator prices realized during the year. The fourth quarter aggregator price was $1.12 per mcf lower than non-aggregator prices.

HEDGING

The Company from time-to-time, enters into hedge transactions to manage fluctuations in commodity prices. Oil and gas revenues for 2002 included losses of $1.2 million (2001; gain of $3.7 million) on such transactions. The outstanding hedges in 2003 are as follows:

                                                        DAILY
COMMODITY       TYPE    TERM                            VOLUME      PRICE                         INDEX
---------       ----    ----                            ------      -----                         -----
Natural gas     Collar  November 2002 - March 2003       23.8 mmcf  $4.33/mcf - $7.18/mcf         AECO
Natural gas     Collar  April 2003 - October 2003        33.3 mmcf  $4.88/mcf - $7.93/mcf         AECO
Natural gas     Fixed   April 2003 - October 2003        4.8 mmcf   $6.85/mcf                     AECO
Crude oil       Fixed   January 2003 - December 2003    1,500 bbls  US$27.00/bbl                  WTI
Crude oil       Collar  January 2003 - December 2003     500 bbls   US$23.50/bbl - US$27.00/bbl   WTI

                                                         DAILY
FOREIGN                                                  NOTIONAL
CURRENC         TYPE    TERM                             AMOUNT    EXCHANGE RATE        INDEX RATE
-------         ----    ----                             ------    -------------        ----------
US$             Fixed   January 2003 - December 2003     US$37,250  1.583 C$ / US$      Bank of Canada Noon


ROYALTIES

The Company's royalty obligations in 2002, net of credits, totaled $47.5 million, a decrease of 15% from the previous year due to lower revenue. The average royalty rate on total production was 21.6% in 2002, compared to 22.8% for the preceding year. The average royalty rate during the fourth quarter was 21.4% consistent with a 21.4% rate realized in the same quarter of 2001.

OPERATING EXPENSES

Increased production volumes resulted in operating expenses for the year of $45.5 million. On an oil equivalent basis, operating costs were $4.96 per boe compared to $4.71 per boe during the same period in 2001. The general increase in the cost of goods and services in the oil and gas industry contributed to the Company's higher operating costs on an oil equivalent basis.

GENERAL & ADMINISTRATIVE EXPENSES

In 2002, the Company's general & administrative ("G&A") expenses totaled $9.8 million, as compared to $6.6 million for the preceding year, excluding any provisions for stock based compensation. On an oil equivalent basis, G&A costs were $1.07 per boe, an increase of 45% from the $0.74 per boe realized in 2001.

In 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock based compensation. As a result, the Company recorded a recovery of $1.5 million of non-management employee stock based compensation costs previously included in 2001 G&A expense. G&A for 2001 would have been $7.8 million ($0.91 per boe) excluding the adjustment. Additional full time employees required due to the expanded activities of the Company and increased insurance expense contributed to increased 2002 G&A.

INTEREST EXPENSES

The Company's interest expense in 2002 totaled $20.1 million compared to $12.9 million for the previous year. The increased interest expense is attributable to higher debt servicing costs associated with the long-term U.S. notes issue and includes $5.1 million of non-cash charges relating to amortized deferred financing charges.

DEPLETION, DEPRECIATION & AMORTIZATION

The Company's depletion, depreciation & amortization ("DD&A"), which includes a provision for the future costs of abandonment and restoration, increased to $56.0 million from $50.5 million in 2001. The average per unit cost in 2002 was $6.10 per boe, slightly higher than $5.91 per boe in the same period of 2001. Fourth quarter 2002 DD&A totaled $14.8 million, comparable to $13.9 million for the same quarter in 2001.

CASH FLOW AND NET EARNINGS

The Company's cash flow and net earnings benefited from increased production volumes; however, the results were impacted by lower realized commodity prices.

Cash flow from operations in 2002 was $96.5 million ($0.85 per share basic), a 25% decrease compared to 2001 cash flow of $128.3 million ($1.17 per share basic). Fourth quarter 2002 cash flow was $34.8 million, an increase of 82% from $19.1 million in the fourth quarter of 2001. The increase results from the combination of increased production and higher realized prices.

Net earnings for year totaled $18.8 million ($0.17 per share basic), a 66% decrease from the $55.6 million ($0.51 per share basic) earned in 2001. The Company realized $2.9 million ($0.03 per share basic) in the fourth quarter of 2002, a 26% increase from the $2.3 million ($0.02 per share basic) in the same period of 2001. The increase in fourth quarter 2002 earnings is attributable to higher realized prices than in the fourth quarter of 2001. Net earnings for the year included a net loss of $1.6 million relating to unrealized foreign exchange loss due to the translation of the Company's U.S. dollar long term notes.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)                   DECEMBER 31,          December 31,
                                                 2002                  2001
--------------------------------------------------------------------------------
                                          (unaudited)

ASSETS

Current

  Cash                                  $      14,725        $        5,052
  Accounts receivable and other                80,689                82,001
                                        -------------        --------------

                                               95,414                87,053
Deferred financing charges                     13,444                     -
Property and equipment                        708,414               606,920
                                        -------------        --------------
                                        $     817,272        $      693,973

LIABILITIES

Current

  Current bank debt (Note 3)            $      40,000        $      230,000
  Accounts payable and accruals                63,275                64,903
                                        -------------        --------------

                                              103,275               294,903
Senior term notes (Note 4)                    260,634                     -
Capital lease obligations                         126                   449
Future income taxes                           205,193               179,192
Future site restoration                         2,245                 1,569
                                        -------------        --------------
                                              571,473               476,113
                                        -------------        --------------


SHAREHOLDERS' EQUITY

Capital stock (Note 5)                        128,079               116,572
Retained earnings                             117,720               101,288
                                        -------------        --------------
                                              245,799               217,860
                                        -------------        --------------
                                        $     817,272        $      693,973
                                        =============        ==============


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                      THREE MONTHS ENDED
                                         DECEMBER 31,                  YEAR-END                 YEAR-END
                              ----------------------------------       ---------------------------------
                                        2002                2001                2002                2001
                                        ----                ----                ----                ----
REVENUE
  Oil and gas revenues         $      72,332       $      43,431       $     219,787      $      244,970
  Royalties, net                     (15,498)             (9,311)            (47,497)            (55,919)
                               -------------       -------------       -------------      --------------
                                      56,834              34,120             172,290             189,051
                               -------------       -------------       -------------      --------------

EXPENSES
  Operating                           12,182              11,223              45,546              40,222
  General and administrative           2,444                 588               9,845               6,582
  Interest and finance costs           7,173               3,020              20,130              12,863
  Depletion and depreciation          14,752              13,948              56,003              50,450
                               -------------       -------------       -------------      --------------
                                      36,551              28,779             131,524             110,117
  Unrealized foreign
    exchange (gain) loss              (1,105)                 --               1,583                  --
  Stock based
    compensation (Note 5(f))             692                (280)                190                (280)
                               -------------       --------------      -------------      ---------------

                                      36,138              28,499             133,297             109,837
                               -------------       -------------       -------------      --------------

EARNINGS BEFORE TAXES                 20,696               5,621              38,993              79,214
                               -------------       -------------       -------------      --------------

TAXES
  Future income taxes                 17,565               2,933              18,767              22,248
  Capital taxes                          278                 421               1,428               1,330
                               -------------       -------------       -------------      --------------
                                      17,843               3,354              20,195              23,578
                               -------------       -------------       -------------      --------------

NET EARNINGS                           2,853               2,267              18,798              55,636

RETAINED EARNINGS,
  beginning of period                115,611             102,995             101,288              63,324
                               -------------       -------------       -------------      --------------
                                     118,464             105,262             120,086             118,960
  Change in accounting
     policy (Note 2(b))                   --              (3,585)                 --              (3,585)
  Premium on redemption
    of shares                           (744)               (389)             (2,366)            (14,087)
                               -------------       --------------      -------------      --------------

RETAINED EARNINGS,
  end of period                $     117,720       $     101,288       $     117,720      $      101,288
                               =============       ==============      =============      ==============
EARNINGS PER SHARE
  Basic                        $        0.03       $        0.02       $        0.17      $         0.51
                               =============       ==============      =============      ==============
  Diluted (Note 6)             $        0.02       $        0.02       $        0.16      $         0.48
                               =============       ==============      =============      ==============


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars, except per share amounts)
(unaudited)
--------------------------------------------------------------------------------

                                          THREE MONTHS ENDED
                                             DECEMBER 31,                    YEAR END             YEAR-END
                                   -------------------------------           -----------------------------
                                            2002              2001               2002               2001
                                            ----              ----               ----               ----
CASH DERIVED FROM (APPLIED TO)
OPERATING ACTIVITIES
  Net earnings                     $       2,853     $       2,267      $      18,798     $       55,636
  Add changes not affecting cash
     Depletion and depreciation           14,752            13,948             56,003             50,450
     Future income taxes                  17,565             2,933             18,767             22,248
     Amortization of deferred
       charges                               688                --              1,367                 --
     Unrealized foreign
       exchange (gain) loss               (1,105)               --              1,583                 --
                                   --------------    -------------      -------------     --------------
  Cash flow from operations               34,753            19,148             96,518            128,334
  Change in non-cash
    working capital                       (6,744)          (12,342)            (4,843)            (7,266)
                                   -------------     -------------      --------------    ---------------
                                          28,009             6,806             91,675            121,068
                                   -------------     -------------      -------------     --------------

FINANCING ACTIVITIES
  Increase (decrease) in bank
    loan                                  25,000               220           (190,000)            36,304
  Capital lease obligations                 (239)              (38)              (323)               (38)
  Issue of senior subordinated
    notes                                     --                --            259,050                 --
  Deferred financing charges                (375)               --            (14,810)                --
  Proceeds from share
    issues, net                           17,245            24,414             18,177             41,558
  Redemption of common
    shares                                  (801)             (521)            (3,026)           (17,774)
Change in non-cash
    working capital                        3,514                --              3,514                 --
                                   -------------     -------------      -------------     --------------
                                          44,344            24,075             72,582             60,050
                                   -------------     -------------      -------------     --------------

Cash for investing activities             72,353            30,881            164,257            181,118
                                   -------------     -------------      -------------     --------------

INVESTING ACTIVITIES
  Property and equipment
    additions                            (54,851)          (45,794)          (127,993)          (147,993)
  Corporate acquisitions                      --                --                 --            (29,669)
  Property acquisitions                  (38,123)               --            (44,857)           (18,974)
  Property dispositions                   17,481             4,491             17,700              8,731
  Site restoration                          (211)             (417)              (446)              (473)
  Change in non-cash
    working capital                        7,104            11,124              1,012             12,312
                                   -------------     -------------      -------------     --------------
                                         (68,600)          (30,596)          (154,584)          (176,066)
                                   -------------     -------------      -------------     --------------

CHANGE IN CASH                             3,753               285              9,673              5,052
CASH, beginning of period                 10,972             4,767              5,052                 --
                                   -------------     -------------      -------------     --------------
CASH, end of period                $      14,725     $       5,052      $      14,725     $        5,052
                                   =============     =============      =============     ==============

CASH FLOW FROM OPERATIONS, PER SHARE
  Basic                            $        0.31     $        0.17      $        0.85     $         1.17
                                   =============     =============      =============     ==============
  Diluted (Note 6)                 $        0.29     $        0.17      $        0.82     $         1.12
                                   =============     =============      =============     ==============


         See accompanying notes to the consolidated financial statements

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) December 31, 2002
================================================================================


1.       BASIS OF PRESENTATION

The consolidated financial statements of Compton Petroleum Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2001, except as described in the following:

a)       DEFERRED FINANCING CHARGES

         Financing costs related to the issuance of the senior term notes and syndicated senior credit facility have been deferred and are amortized over the term of the respective financing vehicles on a straight-line basis.

b)       FOREIGN CURRENCY TRANSLATION

         Long-term debt payable in U.S. dollars is translated into Canadian dollars at the period-end exchange rate, with any resulting adjustment recorded in the Consolidated Statements of Operations and Retained Earnings.


2.       CHANGES IN ACCOUNTING POLICIES

a) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings. The adoption of this amended standard resulted in an unrealized foreign exchange gain of $1.1 million in the fourth quarter of 2002 and an unrealized foreign exchange loss of $1.6 million in the year ended 2002. This amended standard affects the Company's accounting for its U.S. denominated senior term notes due May 15, 2009 (refer to Note 4).

b) During the fourth quarter of 2001, the Company early adopted the new recommendations of the CICA with respect to accounting for stock based compensation. The Company has adopted this accounting policy retroactively, without restating the consolidated financial statements of prior periods. Effective January 1, 2001, the Company recorded a reduction in retained earnings of $3.6 million, an increase in accounts payable of $6.2 million and a decrease in future income tax liability of $2.6 million.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) December 31, 2002
--------------------------------------------------------------------------------


3.       CREDIT FACILITIES
                                        DECEMBER 31,        December 31,
                                                2002                2001
                                                ----                ----
                                        ($000's)            ($000's)

Bank credit facilities                  $     40,000        $    230,000
                                        ============        ============

As at December 31, 2002, the Company had authorized syndicated senior credit facilities, with Canadian financial institutions, in the amount of $168 million (2001: $240 million). The senior credit facilities consist of a $158 million (2001: $230 million) extendible revolving credit facility and a $10 million (2001: $10 million) working capital facility. As a result of the Company's US$165 million senior notes issuance, the Company's senior credit facilities were adjusted to $168 million. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.625%, 1.625% and 1.625%, respectively. These facilities mature on July 9, 2003.

Effective July 1, 2002, the Company has adopted the recommendations of the CICA's Emerging Issues Committee Abstract 122 concerning the presentation of revolving demand loans. As such, the Company has classified borrowing under its bank credit facilities as a current liability. The bank loan at December 31, 2001 has been restated to conform with current presentation.

The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings


4.       SENIOR TERM NOTES
                                                DECEMBER 31,        December 31,
                                                        2002                2001
                                                        ----                ----
                                                ($000's)            ($000's)

Senior term notes (US$165,000,000)
  Proceeds on issuance                          $    259,051        $         --
  Increase due to unrealized foreign
     exchange loss                                     1,583                  --
                                                ------------        ------------

                                                $    260,634        $         --
                                                ============        ============

On May 8, 2002, the Company completed an offering of US$165 million senior notes bearing interest at 9.9% with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. The Company used the net proceeds to repay its entire existing bank indebtedness and for general corporate purposes. These senior notes are unsecured and are subordinate to the Company's bank credit facilities.

Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US $165 million principal amount will be based upon the 90 day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 7.65 percent during year ended December 31, 2002.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) December 31, 2002
--------------------------------------------------------------------------------


5.       CAPITAL STOCK

a)       AUTHORIZED
         Unlimited number of common shares
         Unlimited number of preferred shares, issuable in series

b)       ISSUED AND OUTSTANDING

                                             DECEMBER 31, 2002                 DECEMBER 31, 2001
                                      -----------------------------     -----------------------------
                                         NUMBER                            NUMBER
                                        OF SHARES       AMOUNT           OF SHARES        AMOUNT
                                        ---------       ------           ---------        ------
                                                        (000'S)                           (000's)
COMMON SHARES
   Balance, beginning of period         113,105,450    $    116,572       108,783,649    $     94,472
      Issued for cash, net                3,085,175           9,711         7,345,604          22,964
      Issued for property                   350,000           1,225           241,997           1,285
      Issued for cash on
        exercise of warrants                     --              --           625,616           1,095
      Issued for cash on
        exercise of options                 526,506           1,397           314,584             443
      Repurchased for cash                 (796,200)           (826)       (4,206,000)         (3,687)
                                      -------------    ------------     -------------    ------------

   Balance, end of period               116,270,931    $    128,079       113,105,450    $    116,572
                                      =============    ============     =============    ============


c)       OUTSTANDING OPTIONS

         The Company has implemented a Stock Option Plan, for directors, officers and employees. At December 31, 2002, 10,356,528 (2001:
         9,829,334) options with exercise prices between $0.60 and $4.85 were outstanding and exercisable at various dates to November 12, 2012. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. The weighted average exercise price of options outstanding is $2.21 per share.

         The following table summarizes the information about the share options:

                                               DECEMBER 31, 2002                  DECEMBER 31, 2001
                                        ------------------------------     ------------------------------
                                                            WEIGHTED                          WEIGHTED
                                                             AVERAGE                          AVERAGE
                                            NUMBER          EXERCISE           NUMBER         EXERCISE
                                          OF OPTIONS          PRICE          OF OPTIONS          PRICE
                                          ----------          -----          ----------          -----
       FIXED OPTIONS
         Outstanding, beginning             9,829,334       $    2.03          6,352,335       $    1.08
         Granted                            1,669,570       $    4.00          3,866,250       $    3.57
         Exercised                           (526,506)      $    2.65           (314,584)      $    1.41
         Cancelled                           (615,870)      $    3.83            (74,667)      $    3.63
                                        -------------       ---------      -------------       ---------

         Outstanding, ending               10,356,528       $    2.21          9,829,334       $    2.03
                                        =============       =========      =============       =========
         Options exercisable, ending        7,691,288       $    1.63          7,009,889       $    1.42
                                        =============       =========      =============       =========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) December 31, 2002
--------------------------------------------------------------------------------


d)       FLOW-THROUGH SHARES

         During 2002, common shares issued for cash include 3,085,175 (2001 - 7,345,604) common shares issued on a flow-through basis. Under the terms of the current year flow-through agreements, the Company is required to expend $17.6 million on qualifying oil and natural gas expenditures prior to December 31, 2003. As at December 31, 2002, the Company had not incurred any qualifying expenditures.

e)       NORMAL COURSE ISSUER BID

         The Company's Normal Course Issuer Bid program commenced on February 29, 2000 and was renewed on March 8, 2003. The program will expire on March 7, 2004, unless terminated earlier by the Company. During 2002, 796,200 (2001: 4,206,000) common shares were purchased at an average price of $3.80 per share. All common shares purchased under the program are subsequently cancelled by the Company.

f)       STOCK-BASED COMPENSATION

         CICA Handbook section 3870 "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by Handbook section 3870, the Company's net earnings and net earnings per share for the years ended December 31, 2002 and December 31, 2001 would have been the pro forma amounts indicated below:


         Net earnings:
            As reported                                $ 18,798       $  55,636
            Pro forma                                  $ 16,577       $  53,446

         Net earnings per common share - basic:
            As reported                                $   0.17       $    0.51
            Pro forma                                  $   0.15       $    0.49

         Net earnings per common share - diluted:
            As reported                                $   0.16       $    0.48
            Pro forma                                  $   0.14       $    0.47

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) December 31, 2002
--------------------------------------------------------------------------------


5.       CAPITAL STOCK (continued)

         The weighted average fair market value of options granted in the years ended December 31, 2002 and December 31, 2001 are $3.00 and $2.52 per option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

                                                             2002       2001
                                                             ----       ----

         Risk-free interest rate                               5.2%       5.4%
         Estimated hold period prior to exercise (years)         10         10
         Volatility in the price of the Company's shares     62.47%     53.75%

         Handbook section 3870, also requires recognition of the compensation cost with respect to changes in intrinsic value for the variable component of fixed options granted during the period. During the year ended December 31, 2002, the Company recorded a compensation cost of $190 thousand related to the outstanding variable component of these options. The liability related to the variable component of these options amounts to $3.2 million, which is included in accounts payable as at December 31, 2002.


6.       PER SHARE AMOUNTS

The weighted average number of common shares outstanding during the period, calculated under the treasury stock method, used in computing per share basic earnings and cash flow from operations was 113,428,417 (2001: 109,880,868). In computing diluted earnings and cash flow from operations per share, 4,572,031 shares were added to the weighted average number of common shares outstanding during the period ended December 31, 2002 (2001: 4,963,435 shares) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.


7.       SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                            THREE MONTHS ENDED                     YEAR ENDED
                                                 DECEMBER 31,                      DECEMBER 31,
                                                 ------------                      ------------
($000's)                                   2002              2001              2002             2001
                                       -------------    --------------    -------------     -------------
Interest paid                          $      11,090    $        2,633    $      15,044     $      13,054
Capital taxes paid                     $        (49)    $          432    $       1,084     $         793


8.       COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Monday, March 17, 2003 at 11:00 a.m. Mountain Standard Time (1:00 p.m. EST) to discuss the Company's 2002 fourth quarter and 2002 annual financial and operating results. To participate in the conference call, please contact the Conference Operator at 10:50 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4859
         Local Toronto (416) 640-4127

Audio webcast:

English Event URL:
HTTP://WWW.NEWSWIRE.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=496980

French Event URL:
HTTP://WWW.CNW.CA/WEBCAST/VIEWEVENTCNW.HTML?EVENTID=496980

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until March 24, 2003. Callers may dial toll-free 1-877-289-8525 and enter Access Code 242818 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on The Toronto Stock Exchange (TSE) under the symbol "CMT" and is included in both the TSE 300 Composite Index and the TSE Mid-Cap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President and CEO or N.G. Knecht, VP Finance and CFO, Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : WWW.COMPTONPETROLEUM.COM      Email: INVESTORINFO@COMPTONPETROLEUM.COM